April 17, 2025

Edward Wang
Chief Executive Officer
Lake Superior Acquisition Corp
521 Fifth Avenue 17th Floor
New York, NY 10175

       Re: Lake Superior Acquisition Corp
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted April 7, 2025
           CIK No. 0002043508
Dear Edward Wang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2025 letter.

Draft Registration Statement on Form S-1 Submitted April 7, 2025
Management, page 125

1. We note your revisions in response to prior comment 3. However, your management table continues to identify "Independent directors" rather than "Independent director nominees," and the lead-in continues to state, "Our directors and officers are as follows." Please revise to clearly distinguish your current directors and director nominees.
 April 17, 2025
Page 2
Principal Shareholders, page 133

2. Please revise your table of beneficial ownership to include columns for the number of shares before and after the offering, analogous to your percentage columns. We note that the sponsor is disclosed to own 3,648,333 founder shares following the offering;
       please revise or advise why the constituent shares of the private placement units to be purchased by the sponsor are not included. Additionally disclose, by footnote or otherwise, how the number and percentage of shares owned by the sponsor will change as a result of exercise of the overallotment option. In this regard, we note the lead-in indicates that the table does not reflect exercise of the overallotment option, yet the shares disclosed in the table do not appear to take into account forfeited shares.
       Please also revise disclosure on page 139 regarding the units and Class B shares to be outstanding after the offering, as these respective amounts do not appear to reflect private placement units (unless these include Class B shares; if so, revise disclosure elsewhere as appropriate).
Certain Relationships and Related Party Transactions, page 136

3. Your revisions in response to prior comment 5 provide amounts as of December 31,
       2024. Please additionally disclose the amounts outstanding as of the date of your prospectus. Revise to clarify whether the "effective date of the Proposed Public
       Offering" refers to the closing of your offering, the effectiveness date of your registration statement, or some other date.
Income Tax Considerations, page 158

4. Your revisions in response to prior comment 8 appear limited to the tax consequences of converting rights. Please further revise to discuss the tax consequences of a lapse or expiration of rights. In addition, please your tax-related risk factor disclosure to discuss the uncertainties and material risks related to rights ownership.
General

5. We note your response to prior comment 6. However, there still appears to be inconsistency regarding the lock-up period with respect to the sponsor's private placement units. For example, and without limitation, pages 19 and 144 refer to completion of the initial business combination, while page 135 refers to 180 days following completion of the initial business combination. In addition, page 19 refers to private placement units and component securities, while pages 135 and 144 refer to units and Class A ordinary shares issued upon conversion or exercise thereof. Please revise disclosure throughout to clearly indicate whether the lock-up restrictions and registration rights apply to each of the units, component Class A shares, rights, and/or underlying Class A shares.
 April 17, 2025
Page 3

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Giovanni Caruso